UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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MAR 01 2013
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ANNUAL AUDITED REPORT
FORM X-17 A-5
PART III

SEC FILE NUMBER
8-66777

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/12 (MM/DD/YY) AND ENDING 12/31/12 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
SPARRING PARTNERS CAPITAL LLC

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
420 LEXINGTON AVENUE, SUITE 2458
(No. and Street)

NEW YORK	**NY**	**10170**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
WARREN SPAR **(212) 490-6525**
(Area Code - Telephone Number)

B.ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
CITRIN COOPERMAN & COMPANY, LLC
(Name - if individual, state last. first. middle name)

529 FIFTH AVENUE	**NEW YORK**	**NY**	**10017**
(Address)	(City)	(State)	(Zip Code)

13014021

CHECK ONE:

- ■ Certified Public Accountant
- □ Public Accountant
- □ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMS control number.

OATH OR AFFIRMATION

I, **WARREN SPAR**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **SPARRING PARTNERS CAPITAL LLC**, as of **DECEMBER 31, 2012,** are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer, or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CHIEF EXECUTIVE OFFICER
Title

Notary Public

DANIEL PIANKI
Notary Public, State of New York
Qualified in Bronx County
No. 01PI6265940
My Commission Expires 07-23-2016

This report ** contains (check all applicable boxes):

- ■ (a) Facing Page.
- ■ (b) Statement of Financial Condition.
- ■ (c) Statement of Income (Loss).
- ■ (d) Statement of Cash Flows.
- ■ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ■ (g) Computation of Net Capital.
- ■ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ■ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ■ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ■ (l) An Oath or Affirmation.
- ■ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ■ (o) Independent auditor's report on internal control.

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17 a-5(e)(3).*

SPARRING PARTNERS CAPITAL LLC
(A Limited Liability Company)
DECEMBER 31, 2012
TABLE OF CONTENTS

CITRINCOOPERMAN
Attest & Assurance | Tax Compliance & Research | Specialty & Consulting

INDEPENDENT AUDITORS' REPORT

To the Member
Sparring Partners Capital LLC

We have audited the accompanying statement of financial condition of Sparring Partners Capital LLC (a limited liability company) (the "Company") as of December 31, 2012, that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the statement of financial condition.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of this financial statement in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statement that is free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditors' judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditors consider internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statement.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Sparring Partners Capital LLC as of December 31, 2012, in accordance with accounting principles generally accepted in the United States of America.

Citrin Cooperman & Company, LLP
CERTIFIED PUBLIC ACCOUNTANTS

February 28, 2013

CITRIN COOPERMAN & COMPANY, LLP
529 FIFTH AVENUE NEW YORK, NY 10017 | TEL 212.697.1000 | FAX 212.697.1004
CITRINCOOPERMAN.COM
AN INDEPENDENT FIRM ASSOCIATED WITH MOORE STEPHENS

SPARRING PARTNERS CAPITAL LLC
(A Limited Liability Company)
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2012

ASSETS		
Cash	$	2,723,597
Fees receivable		42,221
Prepaid expenses and other assets		188,104
TOTAL ASSETS	$	2,953,922
LIABILITIES AND MEMBER'S EQUITY		
Liabilities:		
Accounts payable and accrued expenses	$	518,899
Commitments and contingencies (Note 5)		
Member's equity:		
Member's equity		2,277,602
Accumulated other comprehensive income		157,421
Total member's equity		2,435,023
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	2,953,922

See accompanying notes to statement of financial condition.

NOTE 1: ORGANIZATION AND NATURE OF BUSINESS

Sparring Partners Capital LLC (the "Company") was formed as a New Jersey limited liability company on September 1, 2004. The Company is registered as a broker-dealer in securities with the Securities and Exchange Commission ("SEC"). The Company was approved as a member of the Financial Industry Regulatory Authority, Inc. ("FINRA") on June 15, 2005, on which date it commenced operations.

The Company's primary business activities consist of providing investment banking, merger and acquisition, and consulting services to clients.

Since the Company is a limited liability company, the member is not liable for the debts, obligations, or liabilities of the Company, whether arising in contract, tort or otherwise, unless the member has signed a specific guarantee.

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition
The Company's revenue from its investment banking and other related business services is based on established agreements between the Company and its customers. Revenues that are transactional based are recorded at the time that a Company-advised transaction is completed, fees are determinable, and collection is reasonably assured. Other revenues are generally recorded in accordance with the terms of the related arrangements.

Fees Receivable
Trade accounts receivable are stated at the amount the Company expects to collect. The Company maintains allowances for doubtful accounts for estimated losses resulting from the inability of its customers to make required payments. Management considers the following factors when determining the collectability of specific customer accounts: customer creditworthiness, past transaction history with the customer, current economic industry trends, and changes in customer payment terms. If the financial conditions of the Company's customers were to deteriorate, adversely affecting their ability to make payments, additional allowances would be required. Based on management's assessment, the Company provides for estimated uncollectible amounts through a charge to earnings and a credit to a valuation allowance. Balances that remain outstanding after the Company has made reasonable collection efforts are written off through a charge to the valuation allowance and a credit to accounts receivable.

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Income Taxes
The Company is a single-member limited liability company and is treated as a "disregarded entity" for tax purposes. The Company's assets, liabilities and items of income, deductions and tax credits are treated as those of its member, who is responsible for any taxes thereon. The member is subject to the New York City unincorporated business tax, and the Company's allocable share of the member's tax provision for the New York City unincorporated business tax is included in the statement of comprehensive income.

The Company recognizes and measures its unrecognized tax benefits in accordance with Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 740, *Income Taxes.* Under that guidance, the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change.

The Company files income tax returns in the U.S. federal jurisdiction and in state and local jurisdictions. With few exceptions, the member and the Company are no longer subject to federal, state or local tax examinations by taxing authorities for years before 2009.

Fair Value Measurements
FASB ASC 820, *Fair Value Measurement,* establishes a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). Categorization within the valuation hierarchy is based upon the lowest level of input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs. Under this standard, fair value is defined as the exit price, or the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants as of the measurement date.

The three levels of the fair value hierarchy under FASB ASC 820 are described as follows:

> Level 1 inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Company has the ability to access.
>
> Level 2 inputs to the valuation methodology include: quoted prices for similar assets or liabilities in active markets; quoted prices for identical assets or liabilities in inactive markets; inputs other than quoted prices that are observable for the asset or liability; and, inputs that are derived principally from or corroborated by observable market data by correlation or other means. If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Level 3 inputs to the valuation methodology are unobservable and significant to the fair value measurement.

Subsequent Events
The Company evaluates events occurring after the date of the statement of financial condition for potential recognition or disclosure in its statement of financial condition. The Company did not identify any material subsequent events requiring adjustment to or disclosure in its statement of financial condition.

Other Comprehensive Income
Comprehensive income is the total of net income plus all other changes in net assets arising from non-owner sources, which are referred to as other comprehensive income. The sole component of accumulated other comprehensive income consists of the effects of the Company's gains and losses, and transition obligations associated with pension benefits.

Recently Adopted Accounting Pronouncement
In June 2011 and as amended in December 2011, the FASB issued guidance to revise the presentation of comprehensive income by requiring entities to report components of comprehensive income in either a single continuous statement of comprehensive income or two separate but consecutive statements. The single continuous statement of comprehensive income must include the components of net income, a total for net income, the components of other comprehensive income ("OCI"), a total for OCI, and a total for comprehensive income. The separate but consecutive statements must report components of net income and total net income in the statement of net income, which must be immediately followed by a statement of OCI that must include the components of OCI, a total for OCI, and a total for comprehensive income. Each method requires entities to display adjustments for items that are reclassified from OCI to net income in both net income and OCI. The guidance is effective for fiscal years ending after December 15, 2012. The Company adopted the provisions of the new authoritative accounting guidance on January 1, 2012. Adoption of the new guidance did not have a material impact on the Company's financial statement.

NOTE 3: CONCENTRATION OF CREDIT RISK

The Company maintains its cash at one commercial bank in accounts that at times may exceed the federal insurance limit.

For the year ended December 31, 2012, the Company derived approximately 62% of its revenues from contractual arrangements with three clients.

NOTE 4: EMPLOYEE BENEFIT PLANS

Defined Contribution Plan

The Company maintains a 401(k) profit-sharing plan that covers substantially all of its eligible full-time employees. Contributions to the plan by the Company are discretionary. The Company may contribute up to 6% of eligible compensation. Employees who are at least 21 years of age and have at least one year and 1,000 hours of service with the Company are eligible to participate in the plan. For the year ended December 31, 2012, the Company contributed $76,511 to the profit-sharing plan, which is included in "Employee benefit plan expense" in the statement of comprehensive income. The plan has a graded vesting schedule over a six-year period, at which time employees are fully vested in Company contributions.

Defined Benefit Plan

The Company adopted a noncontributory defined benefit plan in 2007 covering certain highly compensated employees. The plan includes a significant pension benefit obligation, which is calculated based on actuarial valuations. Key assumptions are made in determining this obligation and related expenses, including expected rates of return on plan assets and discount rates. The Company's funding policy is to contribute the larger of the amount required to fully fund the plan's current liability or the amount necessary to meet the funding requirements as defined by the Internal Revenue Code. The Company uses a December 31 measurement date for its plan.

Changes in projected benefit obligation:	
Benefit obligation at January 1, 2012	$ 417,504
Service cost	101,202
Interest cost	25,050
Actuarial gain	(60,646)
Benefit obligation at December 31, 2012	$ 483,110
Changes in fair value of plan assets:	
Fair value of plan assets at January 1, 2012	$ 560,033
Actual return on plan assets	61,819
Employer contribution	0
Fair value of plan assets at December 31, 2012	$ 621,852
Funded status of the plan	$ 138,742
Unrecognized actuarial gain	(170,969)
Unrecognized net transition obligation	13,548
Net amount recognized	$ (18,679)

NOTE 4: EMPLOYEE BENEFIT PLANS (CONTINUED)

Defined Benefit Plan (Continued)

Amounts recognized in the statement of financial condition consisted of:

Prepaid benefit cost	$ (138,742)
Accrued benefit liability	
Intangible asset	
Accumulated other comprehensive income	157,421
Net amount recognized	$ 18,679

As of December 31, 2012, the following items included in accumulated other comprehensive income had not yet been recognized as components of pension expense:

Net actuarial gain	$ (170,969)
Unrecognized transition obligation	13,548
	$ (157,421)

Amounts included in accumulated other comprehensive income for the net gain and net transition amount expected to be recognized as components of net periodic benefit cost in 2012 are $1,559 and $(1,155), respectively.

The following are weighted-average assumptions used to determine net periodic pension cost for the year ended December 31, 2012:

Discount rate	6.00%
Expected long-term return on plan assets	7.00%
Rate of compensation increase	0.00%

Components of net periodic pension cost are as follows:	
Service cost	$ 101,202
Interest cost	25,050
Expected return on plan assets	(39,202)
Recognized actuarial gain	(1,559)
Amortization of transition obligation	1,155
Net periodic benefit cost	$ 86,646

NOTE 4: EMPLOYEE BENEFIT PLANS (CONTINUED)

Defined Benefit Plan (Continued)

The Company's pension plan was invested in mutual funds and index funds at December 31, 2012. The target asset allocation is to have 25% of the plan assets invested in short-term fixed-income funds and 75% of the plan assets invested in equity funds.

Assets and liabilities measured at fair value are based on one or more of three valuation techniques. The valuation techniques are as follows:

(a) *Market approach.* Prices and other relevant information generated by market transactions involving identical or comparable assets or liabilities;
(b) *Cost approach.* Amount that would be required to replace the service capacity of an asset (replacement cost); and
(c) *Income approach.* Techniques to convert future amounts to a single present amount based on market expectations (including present value techniques, option-pricing and excess earnings models).

The following table sets forth by level the assets of the pension plan subject to the hierarchy, on a recurring basis, as of December 31, 2012:

Assets:	Level 1	Level 2	Level 3	Total	Valuation Technique
Money market funds	$166,106	$ -	$ -	$166,106	(a)
Mutual funds:					
Bond	105,603	-	-	105,603	(a)
Midcap index	83,581	-	-	83,581	(a)
Large cap index	189,749	-	-	189,749	(a)
International	76,813			76,81	(a)
Total	$621,852	$ -	$ -	$621,852	

Mutual bond funds are valued using the net asset value divided by the number of the shares outstanding, which is based on quoted market prices of the underlying assets owed by the fund.

The equity funds consist of exchange traded funds, which are valued at the closing price reported on the active market on which the individual securities are traded.

The Company's investment policy includes various guidelines and procedures designed to ensure assets are invested in a manner necessary to meet expected future benefits earned by participants. The investment guidelines consider a broad range of economic conditions. Central to the policy are target allocation ranges as described above.

NOTE 4: EMPLOYEE BENEFIT PLANS (CONTINUED)

Defined Benefit Plan (Continued)
The objectives of the target allocations are to maintain investment portfolios that diversify risk through prudent asset allocation parameters, to achieve asset returns that meet or exceed the plan's actuarial assumptions, and to achieve asset returns that are competitive with like institutions employing similar investment strategies.

The investment policy is periodically reviewed by the Company and a designated third party fiduciary for investment matters. The policy is established and administered in a manner so as to comply at all times with applicable government regulations.

The Company does not expect to contribute to its pension plan in 2013. Pension benefit payments totaling $1,210,558 are expected to be made for the years 2018 to 2022. There are no pension benefit payments anticipated for the years 2012 through 2017.

NOTE 5: COMMITMENTS AND CONTINGENCIES

Litigation
In the normal course of business, the Company may be a party to various litigation and regulatory matters. At December 31, 2012, there were no legal proceedings pending against the Company.

Leases
In August 2008, the Company entered into an operating lease for office space that expires in July 2013. The lease contains provisions for future rent increases. The approximate future minimum payments due under this lease during 2013 will be approximately $57,000.

The office lease required a lease deposit in the form of a letter of credit, which is collateralized by cash in a bank account of $37,500. This amount is reflected in "Other assets" in the accompanying statement of financial condition.

NOTE 6: NET CAPITAL REQUIREMENTS

The Company is subject to the SEC's Uniform Net Capital Rule, which requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, not exceed 15 to 1. Net capital and aggregate indebtedness change from day to day. As of December 31, 2012, the Company's net capital was approximately $2,094,198, which exceeded the required minimum net capital of $41,960. The Company's percentage of aggregate indebtedness to net capital was approximately 24% at December 31, 2012.